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                                                                  Exhibit (a)(8)


                                                                         LIBERTY
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The Liberty Corporation Box 789 Greenville, SC 29602-0789

                                                               February 11, 1998

           OFFER TO PURCHASE COMMON STOCK OF THE LIBERTY CORPORATION

Notice to Holders of Preferred Stock:

     The Liberty Corporation (the "Company") has announced an offer to purchase up to 2,000,000 shares of the Company's common stock, no par value (such shares, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 7, 1990, between the Company and The Bank of New York, as Rights Agent, are herein referred to as the "Shares"), at prices not greater than $52.00 nor less than $45.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 1998 and in the related Letter of Transmittal, which together constitute the "Offer".

     The Company is not offering to purchase its Preferred Stock in the Offer to Purchase. The Company will, upon the terms and subject to the conditions of the Offer, accept tenders of Shares that, in accordance with the terms of such Preferred Stock are issued upon conversion of the Preferred Stock and duly tendered pursuant to the Offer. To the extent Preferred Stock is converted into Shares but the resulting Shares are not purchased pursuant to the Offer, holders of Preferred Stock so converted will have lost all preferential rights of Preferred Stock as compared to Shares (including, among other things, the priority afforded holders of Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation).

     We urge you to discuss the Offer with your broker, investment or tax advisor. Neither the Company nor its Board of Directors makes any recommendations to any holder of Preferred Stock as to whether to convert all or any portion of such Preferred Stock into Shares or as to whether to tender or refrain from tendering pursuant to the Offer all or any portion of the Shares issuable upon such conversion.

     If you decide to convert any or all of your Preferred Stock in accordance with the terms of such Preferred Stock, please contact Wachovia Bank, N.A., the Company's transfer agent (the "Transfer Agent"), at 1-800-633-4236. If you wish to have materials relating to the Offer sent to you, please call D. F. King & Co., Inc., the Company's Information Agent, at 1-800-290-6427. The Offer expires on Wednesday, March 11, 1998, unless extended by the Company. In order for you to receive and tender by March 11, 1998 Shares issued upon the conversion of Preferred Stock, the Transfer Agent should have received your conversion instructions no later than February 26, 1998.

     As described in the Offer to Purchase, if more than 2,000,000 Shares have been validly tendered at or below the Purchase Price (as defined in the Offer to Purchase) and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase Shares in the following order of priority:

          (a) all Shares tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owned beneficially an aggregate of fewer than 100 Shares as of the close of business on February 10, 1998 and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and
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          (b) after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

     The Offer is not being made to, nor will the Company accept tenders from or on behalf of holders of Shares in any state of the United States or any foreign jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state or foreign jurisdiction. In those states or foreign jurisdictions the laws of which require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Goldman, Sachs & Co. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                          Very truly yours,

                                          /s/ HAYNE HIPP
                                          Hayne Hipp
                                          President

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